Exhibit 99.1

FOR IMMEDIATE RELEASE

SomaLogic Issues Statement Correcting Madryn Asset Management’s Misleading Disclosure

SomaLogic Publishes Key Correspondence from LabCorp CEO Omitted by Madryn in its Attempt to Undermine Confidence in SomaLogic’s Thorough Strategic Process

Reiterates Value-Maximizing Transaction with Standard BioTools is in Best Interests of All Stockholders

BOULDER, Colo., Dec. 26, 2023 – SomaLogic, Inc. (Nasdaq: SLGC), a leader in proteomics technology, today issued the following statement in response to a press release issued by Madryn Asset Management, LP (“Madryn”) on December 26, 2023, regarding the pending merger with Standard BioTools (Nasdaq: LAB):

On Christmas Eve (December 24, 2023), Madryn resorted to manufacturing rumors of a third party’s interest in SomaLogic as its latest attempt to stand in the way of a Board-approved transaction. Madryn is using desperate tactics and misleading information in a last-ditch effort to undermine confidence in SomaLogic’s thorough strategic process and interfere with the resulting value-maximizing transaction between SomaLogic and Standard BioTools.

Madryn did not publish the response email from Adam Schecter, Chairman and CEO of LabCorp (NYSE: LH), which makes clear there is no substance to Madryn’s claims. Since the announcement of its pending merger with Standard BioTools, SomaLogic has not received any indication of interest or proposal from LabCorp or any other party with respect to a potential alternative transaction. The correspondence that occurred on Christmas Eve between Avinash Amin, Managing Director at Madryn, Adam Taich, SomaLogic’s Interim CEO, and Mr. Schecter and Garheng Kong, Lead Independent Director of LabCorp is laid out below.

•	At 9:53 a.m. ET on Christmas Eve, Mr. Amin sent an email to Mr. Taich, copying Messrs. Schecter and Kong, claiming that LabCorp was “interested in exploring strategic opportunities with SomaLogic.”

•	Following Mr. Amin’s email, SomaLogic did not receive correspondence in response from LabCorp.

•	At 5:43 p.m. ET that same day, Mr. Taich responded to Mr. Amin’s email seeking confirmation from LabCorp that Mr. Amin and Madryn were authorized to speak on behalf of LabCorp. Mr. Taich also referred to the merger agreement between SomaLogic and Standard BioTools, which includes the terms and conditions governing engagement between SomaLogic and potential third parties like LabCorp.

•	Madryn omitted a key item from its disclosure: within 10 minutes of receiving Mr. Taich’s email response requesting clarification, Mr. Schecter sent the following message to Messrs. Taich, Amin and Kong, which reflects the entire contents of the email:

“Avi and Madryn Capital Management are not in any way authorized to speak on LabCorp’s behalf. I wish you all of the best. Happy holidays.”

•	Mr. Amin separately replied to confirm that he was not authorized to speak for LabCorp.

•	There has been no outreach or correspondence from LabCorp after it immediately notified SomaLogic that Mr. Amin was not speaking on LabCorp’s behalf and wishing the SomaLogic Board and Management team “all of the best.” As is customary, the parameters of engagement with potential third parties, like LabCorp, are prescribed under the terms of the merger agreement.

The fact that Madryn is leaving out key details and that its claims lack substance is another self-serving attempt to stop a value-maximizing outcome for SomaLogic stockholders. The transaction with Standard BioTools is the result of a thorough, independent and deliberative Board process. SomaLogic publicly announced the initiation of its strategic review process in March 2023, which has provided ample opportunity over the last ten months for any potential strategic or financial partner to emerge. Throughout this process, the SomaLogic Board engaged with 16 parties to solicit potential interest in a transaction, but none expressed any actionable indication of interest and only one other than Standard BioTools entered into an NDA. Any interested party, particularly a large, sophisticated publicly traded company like LabCorp, had every opportunity to reach out directly to SomaLogic (rather than through Madryn) at any point in this public process beginning March 2023 and certainly prior to Christmas Eve, and certainly had the ability to be advised by its counsel as to the rules set forth in the merger agreement for any discussions or proposal. These merger agreement provisions are highly customary for a strategic transaction involving a publicly traded company, and do not permit solicitation of proposals by SomaLogic.

Notably, Institutional Shareholder Services (“ISS”), a leading independent proxy advisory firm, commented in its recommendation that SomaLogic stockholders vote “FOR” the merger that “…hopes of a potential buyer emerging in the medium term seem misplaced: SLGC has arguably been in play since March, when its CEO departed, leaving the company under interim management and a depressed share price, and the company publicly announced [SomaLogic] was pursuing strategic options. Despite these factors, and the possibility that the Olink deal may have subsequently increased interest in proteomics assets, no competing bidders have emerged, even though the board retains the ability to consider superior offers.”1

The SomaLogic Board remains committed to acting in the best interests of all SomaLogic stockholders, and believes that the value-maximizing transaction with Standard BioTools is the best path forward for the Company and its stockholders. Madryn's criticisms of the transaction are without merit and continue to reflect their own self-interest. SomaLogic urges all stockholders to protect the value of their investment by voting “FOR” the transaction with Standard BioTools on the SomaLogic proxy card today. SomaLogic stockholders are advised to discard any green proxy cards they receive from Madryn.

1 Permission to use quotes neither sought nor obtained.

The response omitted by Madryn from Mr. Schecter is inserted below:

From: Schechter, Adam <[]>
Sent: Sunday, December 24, 2023 5:52 PM
To: Adam Taich <[]>
Cc: Avinash Amin <[]>; Garheng Kong <[]>; Troy Cox <[]>; Tom Carey <[]>; Tycho Peterson <[]>; Jason Ryan <[]>; Ruben Gutierrez <[]>; Ethan Skerry <[]>; van der Vaart, Sandra <[]>
Subject: RE: Introduction of Adam Taich to Adam Schecter, CEO of LabCorp

** EXTERNAL EMAIL **

Hi Adam,

Avi and Madryn Capital Management are not in any way authorized to speak on LabCorp’s behalf. I wish you all of the best. Happy holidays.

Adam

Adam Schechter

Chairman and CEO of Labcorp

labcorp.com

On Dec 24, 2023, at 5:43 PM, Adam Taich <[]> wrote:

EXTERNAL: This email originated from outside of the organization. Do not click any links or open any attachments unless you trust the sender and know the content is safe.

Dear Avi,

I have copied the members of our board you emailed today in the interest of providing visibility.  Our merger agreement with Standard, which is publicly available, contains customary terms that provide the rules governing discussions of alternative proposals.  These rules prohibit SomaLogic from soliciting acquisition proposals, or discussing proposals that do not meet the requirements of the merger agreement, and requires us to notify Standard if we receive any inquiries that could reasonably be expected to lead to an acquisition proposal.  Your email implies that you are speaking on behalf of LabCorp.  In order to ensure we are able to comply with our obligations under the merger agreement, I request that Adam Schecter and / or Garheng Kong confirm that Avi and Madryn Capital Management are authorized to speak on their and LabCorp’s behalf and, further, clarify their intent in authorizing your email.

Best regards,

Adam

From: Avinash Amin <[] >
Date: Sunday, December 24, 2023 at 9:53 AM
To: Adam Taich <[]>
Cc: Adam Schechter <[]>, Garheng Kong <[]>
Subject: Introduction of Adam Taich to Adam Schecter, CEO of LabCorp

CAUTION: External Email – use care with links or attachments.

Adam,

I would like to introduce you to Adam Schecter, CEO of LabCorp, and Garheng Kong MD, PhD, lead independent director of LabCorp, who are interested in exploring strategic opportunities with SomaLogic.

As you know we are against the current proposed merger with Standard Biotools and believe any opportunities with other strategics, including LabCorp, should be thoroughly explored, vetted, and disclosed to shareholders in advance of any vote on the Standard Biotools merger, which we view to be value destructive and rife with conflicts, as we have repeatedly stated in public.

Kind regards,

Avi

Avinash Amin, M.D.

Managing Partner

Madryn Asset Management, LP

330 Madison, 33rd Floor

New York, NY 10017

E: []

D: []

M: []

The Company urges all stockholders to vote “FOR” the value maximizing transaction on the SomaLogic proxy card today. A special meeting of SomaLogic stockholders is scheduled to be held virtually in connection with the proposed merger on January 4, 2024, at 12 p.m. ET (10:00 a.m. MT / 9:00 a.m. PT).

SomaLogic stockholders who need assistance voting or have questions regarding the Special Meeting may contact SomaLogic’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200.

The merger remains on track to close in the first quarter of 2024, subject to approval by SomaLogic and Standard BioTools stockholders and satisfaction of other customary closing conditions.

About SomaLogic

SomaLogic is catalyzing drug research and development and biomarker identification as a global leader in proteomics technology. With a single 55 microliter plasma or serum sample, SomaLogic can run 11,000 protein measurements, covering more than a third of the approximately 20,000 proteins in the human body. For more than 20 years SomaLogic has supported pharmaceutical companies, and academic and contract research organizations who rely on the Company’s protein detection and analysis technologies to fuel drug, disease, and treatment discoveries in such areas as oncology, diabetes, and cardiovascular, liver and metabolic diseases. Find out more at somalogic.com and follow @somalogic on LinkedIn.

Additional Information and Where to Find It

In connection with the merger and required stockholder approval, Standard BioTools filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended (the “Form S-4”), which was declared effective by the SEC on December 1, 2023. The Form S-4 includes a definitive joint proxy statement of Standard BioTools and SomaLogic and also constitutes a final prospectus of Standard BioTools. The definitive joint proxy statement was mailed or otherwise made available to stockholders of Standard BioTools and SomaLogic on or about December 4, 2023. Standard BioTools’ and SomaLogic’s stockholders are urged to carefully read the joint proxy statement/prospectus (including all amendments, supplements and any documents incorporated by reference therein) and other relevant materials filed or to be filed with the SEC and in their entirety because they contain important information about the merger and the parties to the merger. Investors and stockholders may obtain free copies of these documents and other documents filed with the SEC at its website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Standard BioTools at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at investors@standardbio.com or at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com.

Participants in the Solicitation

Standard BioTools, SomaLogic and each of their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Standard BioTools and SomaLogic’s stockholders with respect to the merger. Information about Standard BioTools’ directors and executive officers, including their ownership of Standard BioTools’ securities, is set forth in the joint proxy statement/prospectus, Standard BioTools’ proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2023, Current Reports on Form 8-K, which were filed with the SEC on May 3, 2023, May 15, 2023, June 16, 2023 and July 28, 2023, and Standard BioTools’ other filings with the SEC. Information concerning SomaLogic’s directors and executive officers, including their ownership of SomaLogic securities, is set forth in the joint proxy statement/prospectus, SomaLogic’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023, Current Reports on Form 8-K, which were filed with the SEC on June 6, 2023, as amended on June 14, 2023, June 9, 2023, October 4, 2023 and December 12, 2023, and SomaLogic’s other filings with the SEC. Investors may obtain more detailed information regarding the direct and indirect interests of Standard BioTools and its respective executive officers and directors in the merger, which may be different than those of Standard BioTools’ stockholders generally, by reading the definitive proxy statements regarding the merger, which have been filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov, at http://investors.standardbio.com or by contacting Standard BioTools’ Investor Relations department at investors@standardbio.com or at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com.

No Offer or Solicitation

This press release and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of the management of Standard BioTools and SomaLogic that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements, many of which are beyond the control of Standard BioTools and SomaLogic. All statements other than statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) are statements that could be deemed forward-looking statements, although not all forward-looking statements contain these identifying words. Readers should not place undue reliance on these forward-looking statements. Forward-looking statements may include statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; and any assumptions underlying any of the foregoing. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, (i) the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect Standard BioTools’ and SomaLogic’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the merger and the potential failure to satisfy the conditions to the consummation of the merger, including obtaining stockholder and regulatory approvals; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the merger on the ability of Standard BioTools or SomaLogic to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Standard BioTools or SomaLogic does business, or on Standard BioTools’ or SomaLogic’s operating results and business generally; (v) Standard BioTools’ or SomaLogic’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger or otherwise, or the impact of the merger thereupon; (vii) Standard BioTools or SomaLogic may be adversely affected by other economic, business and/or competitive factors, (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the merger; (ix) restrictions during the pendency of the merger that may impact Standard BioTools’ or SomaLogic’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Standard BioTools or SomaLogic may be unable to obtain governmental and regulatory approvals required for the merger, or that required governmental and regulatory approvals may delay the consummation of the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Standard BioTools shares to be issued in the merger; (xiv) the risk that post-closing integration of the merger may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of Standard BioTools’ and SomaLogic’s traded securities; (xvi) the lingering effects of the COVID-19 pandemic on Standard BioTools’ and SomaLogic’s industry and individual companies, including on counterparties, the supply chain, the execution of research and development programs, access to financing and the allocation of government resources; (xvii) the ability of Standard BioTools or SomaLogic to protect and enforce intellectual property rights; and (xviii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Standard BioTools’ and SomaLogic’s response to any of the aforementioned factors. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. For information regarding other related risks, see the “Risk Factors” section of Standard BioTools’ most recent quarterly report on Form 10-Q filed with the SEC on November 7, 2023, on its most recent annual report on Form 10-K filed with the SEC on March 14, 2023 and in Standard BioTools’ other filings with the SEC, as well as the “Risk Factors” section of SomaLogic’s most recent quarterly report on Form 10-Q filed with the SEC on November 8, 2023, on its most recent annual report on Form 10-K filed with the SEC on March 28, 2023 and in SomaLogic’s other filings with the SEC. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Standard BioTools and SomaLogic and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this press release. While Standard BioTools and SomaLogic may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Contacts

Investors

Marissa Bych
Gilmartin Group LLC
investors@somalogic.com

Media

Lyle Weston / Carly King

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449